SUPPLEMENT Dated August 18, 2009
To The Current Prospectus For

ING GoldenSelect DVA Plus - New York
ING GoldenSelect Empire PrimElite

Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

The purpose of this supplement is:
- *To notify you of forthcoming reorganizations involving certain investment portfolios currently available under your variable annuity contract; and*
- *To make available additional investment portfolios to facilitate the reorganizations.*

*PLEASE NOTE: These new investment portfolios will **not** be available under your variable annuity contract until a date near in time to the effective date of the reorganizations.*

If you have any questions, or want to give us alternative allocation instructions, please call our Customer Service Center at 1-800-366-0066.

PLEASE READ THIS SUPPLEMENT CAREFULLY AND KEEP IT WITH YOUR COPY OF THE PROSPECTUS FOR FUTURE REFERENCE.

NOTICE OF REORGANIZATIONS

Effective after the close of business **on October 23, 2009**, the following investment portfolios indicated as Disappearing Portfolios will reorganize into and become part of the investment portfolios indicated as Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING LifeStyle Aggressive Growth Portfolio (Class S)	ING Retirement Growth Portfolio (ADV Class)
ING LifeStyle Growth Portfolio (Class S)	ING Retirement Growth Portfolio (ADV Class)
ING LifeStyle Moderate Growth Portfolio (Class S)	ING Retirement Moderate Growth Portfolio (ADV Class)
ING LifeStyle Moderate Portfolio (Class S)	ING Retirement Moderate Portfolio (ADV Class)

Important Information Regarding Reorganizations:

These reorganizations will be administered pursuant to an agreement, which has been approved by the board of trustees of the Disappearing Portfolios. The reorganization agreement will also be subject to shareholder approval. If shareholder approval is obtained, it is expected that the reorganizations will take place after the close of business on October 23, 2009, resulting in a shareholder of a given Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolio will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to a given Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio.

References in the prospectus to the Disappearing Portfolios are hereby deleted, effective on and after October 26, 2009.

ADDITIONAL INVESTMENT PORTFOLIOS

Effective on and after October 26, 2009, the following additional investment portfolios will be available under your Contract –with more information about them hereby added to "The Investment Portfolios" (and their names hereby added to the list of available investment portfolios toward the front of the prospectus).

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Investors Trust		
ING Retirement Growth Portfolio (ADV Class)	**Investment Adviser:** Directed Services, LLC **Asset Allocation Consultants:** ING Investment Management Co.	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio.
ING Retirement Moderate Growth Portfolio (ADV Class)	**Investment Adviser:** Directed Services, LLC **Asset Allocation Consultants:** ING Investment Management Co.	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio (ADV Class)	**Investment Adviser:** Directed Services, LLC **Asset Allocation Consultants:** ING Investment Management Co.	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio.